UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 13, 2011
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on December 13, 2011, entitled "Notifiable trading".

Notifiable trading

The shares purchased by DnB NOR on behalf of Statoil (OSE:STL, NYSE:STO) on 09 December 2011 for use in the group's share saving plan have on 13 December 2011 been distributed to the employees in accordance with their savings amount. Following this, the share saving plan has 7,925,902 shares.

As participants in the share saving plan, the primary insiders below have been allocated shares at an average price of NOK 137.56.

Name	Allocated shares	New share holding
Adams, Robert	606	5777
Bjørn, Benedikte	95	813
Dodson, Timothy	671	11528
Gjærum, Reidar	514	12786
Iversen, Einar Arne	170	3462
Klouman, Hans Henrik	1109	7945
Knight, John	1200	27967
Lund, Helge	299	41647
Mellbye, Peter	651	20977
Michelsen, Øystein	738	14204
Reitan, Torgrim	469	12094
Skeie, Svein	509	9777
Svaan, Morten	212	2235
Thomsen, Kåre	491	12211
Margareth Øvrum	815	21309

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

Also, as participants in the share saving plan, the Statoil Fuel & Retail primary insiders below have been allocated shares at an average price of NOK 150.67.

Name	Allocated shares	New share holding
Hoff, Marthe	68	3994
Jacobsen, Jon Arnt	153	18883

This information is subject of the disclosure requirements acc. to § 4-1 vphl (Norwegian Securities Trading Act)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: December 13, 2011	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer